UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of November 5, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9251 1681

5 November 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ANNUAL GENERAL MEETING

Please find enclosed a copy of the Chairman’s and Managing Director’s addresses to be delivered at the Annual General Meeting today.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED

ANNUAL GENERAL MEETING 2004

CHAIRMAN’S ADDRESS

GRAEME HART

This past year has seen the group undertake three major transactions. The successful completion of these projects has significantly enhanced the value of Burns Philp. The takeover of Goodman Fielder was completed in June 2003 and we have now integrated the business.

We also completed the sale of two of the Group’s businesses, our Global Yeast and Bakery Ingredients Division and our US Herbs and Spices Division. The Board believed that the circumstances were favourable with respect to both prevailing market conditions and the position of each of the businesses, to proceed with the sale of both the Yeast and Herbs and Spices businesses, and that shareholder value would be maximised by their sale.

As a result of all these initiatives we have significantly increased the intrinsic value of the Company. The EBITDA for 2004 of the businesses sold was AUD230 million. The EBITDA of the retained assets (Goodman Fielder) is in excess of AUD350 million. In essence, the significant increase in earnings has been achieved without requiring equity capital or a significant change to our long term debt ratios.

When I have concluded my remarks the Chief Executive Officer, Tom Degnan, will review the Company’s operations and the results of those operations during the last financial year. Tom will discuss the progress of the restructure of Goodman Fielder and outline for you the key developments in the businesses throughout the year.

BOARD & COMMITTEES

I now intend to discuss the composition of the Board of Directors of the Company. Having regard to recent regulatory requirements and recommendations it is appropriate to address the changes that were made to our Board and its Committees during the year.

As Burns Philp has debt securities traded in the United States, it is subject to the corporate and regulatory requirements of the United States, as well as those of Australia and New Zealand.

Each of these jurisdictions has recently implemented changes to corporate governance regulations that impact on the required structure of the Board and the Committees of the Board. As a consequence, we created 2 new committees (the Nomination Committee and the Remuneration Committee) and formalized the charters of the Board and each of its committees. The Company has had an Audit & Risk Committee for many years.

In addition, in accordance with US laws, we were required to designate one of the members of our Audit & Risk Committee as a “financial expert”.

Under section 407 of the Sarbanes-Oxley Act of 2002, the designated “financial expert” must have characteristics that are particularly relevant to the functions of an audit committee.

AUDIT AND RISK COMMITTEE

In order to be designated the “financial expert” the individual must have gained this experience in the capacity as a principal financial officer of a company or as an audit partner of an accounting firm.

Bryce Murray was appointed as the Audit & Risk Committee’s “financial expert”.

Bryce Murray was appointed to the Board in 2003. He came to the Board with many years of experience, first as an audit partner with a major accounting firm, now Deloitte’s, and later as a chief financial officer of a number of listed and unlisted companies. He has extensive international business experience. Bryce Murray has been extensively involved in the management of the Company since 1997 and has the requisite attributes required by the US rules.

With respect to the Board’s composition, it is our intention to increase the number of the Directors in order to achieve a majority of independent board members.

Currently, of the Company’s five Directors, only two are, under the relevant regulatory guidelines and rules, considered to be “independent”. They are Mark Burrows and Fred Smith.

DIRECTORS

One of these independent directors Mr Fred Smith, is today standing for re-election. Last year we indicated to you that Mr Smith had advised the Board that he intended to retire once an appropriate replacement has been appointed. However, given the significant restructuring that was being undertaken during the year, it was not considered appropriate to seek a replacement for him on the board until those processes had been completed. Mr Smith has indicated his willingness to remain as a director until such time as a suitable replacement is appointed.

Finally, following Alan McGregor’s retirement as Chairman on 11 August 2004, due to his ongoing ill-health, the Board changed my position from Deputy Chairman to Chairman. Given my substantial interest in the Company, it was considered appropriate for a lead independent director to be appointed in order to accommodate circumstances where I may need to absent myself from the Board’s deliberations on any issue. Mark Burrows has been appointed the lead independent director.

KEY FINANCIAL FIGURES

Since fiscal year 2000, sales have increased from A$1,214.4 million to A$3,354.9 million in 2004.

Over the period EBIT before individually significant items has increased from A$173.9 million in 2000 to A$355 million in 2004.

Shareholders equity during the period increased from A$111 million at 30 June 2000 to A$862.5 million at 30 June 2004. After the sales of the Yeast and Tones businesses shareholder equity has increased to approximately A$1.56 billion.

This is an average compound growth rate of 94% per annum for the last five years.

The price of the Company’s ordinary shares has increased from 42 cents at 30 June 2000 to the current market price that was 84 cents at the close of trading yesterday.

This is an average compound growth rate of 19% per annum for the last five years.

Market capitalisation during the period has increased from approximately A$569.5 million as at 30 June 2000 to A$2.4 billion as at yesterday’s close.

This is a compound growth rate of 81% per annum for the last five years.

In summary, Burns Philip has enjoyed a successful year. Moving forward, we will continue to develop the business we operated and will look to maximise the capital value of Burns Philp by taking advantage of opportunities to acquire or divest if and when they present themselves.

I am now pleased to ask Tom Degnan to talk about the Company’s business.

BURNS, PHILP & COMPANY LIMITED

ANNUAL GENERAL MEETING 2004

MANAGING DIRECTOR’S ADDRESS

THOMAS J DEGNAN

Good morning.

Today I will review for you the Company’s performance for the 2004 financial year. I will cover the recently-divested Yeast and Tones businesses, the Goodman Fielder Snacks, Cereal, Meadow Lea, Baking, and Fats and Oils businesses, and summarize your Company’s transition from a yeast and spices company in 2002 to Australia and New Zealand’s largest packaged foods company in 2004.

Each of our retained businesses experienced improved performance. I will touch on the main drivers of this year on year improvement.

First, let me show you a couple of charts illustrating the Sales and EBITDA contribution by segment for the 2004 year.

Sales for the year were A$3.4 billion. The chart shows the percentage of sales from each segment and illustrates the percentage of EBITDA contributed by each segment to the total EBITDA of A$585 million.

Now, for comparison purposes, I want to show you the Sales and EBITDA of the retained Goodman Fielder segments.

As you can see, 65% of our Sales of A$2.3 billion and 59% of our EBITDA of A$350 million were generated in Australia.

Having provided that high-level view......I will move on to the individual businesses.

First, let me start with the recently divested operations. The performance of the Yeast and Bakery Ingredients business in 2004 was approximately even with the previous year.

The results in South America, much improved due to the acquisition of Fleischmann’s Yeast from Kraft, largely offset a lower performance in North America. You will remember that a new competitor in North America has put pressure on pricing.

The European region enjoyed an improved performance based mainly on an excellent result in Turkey.

Asia Pacific came in on budget and increasing demand in China led us to break ground on a fifth yeast plant there.

Finally, a stronger A$ reduced the Yeast EBITDA by approx. 10% to A$191 million.

In the North American Herbs and Spices business the EBITDA of A$43 million was lower than the previous year. This was the result of market issues and the stronger A$. The market issues included a prolonged strike at grocery stores on the West Coast, unusually high vanilla costs which reduced demand, and the bankruptcies of two larger customers. The foreign exchange impact was to lower the profit by A$12.5 million.

On July 22 we announced that we had reached agreement with Associated British Foods for the sale of our Yeast and Bakery Ingredients group and the Tones Brothers company for US$1.35 billion.

The transactions settled in September and approximately US$1.1 billion of the proceeds was used to pay down our senior secured debt.

GOODMAN FIELDER

Following the completion of the asset sales, the Group is now comprised of the Goodman Fielder operations and our corporate structure.

The Goodman Fielder operations finished the 2004 year at A$350 million EBITDA. When we took over Goodman Fielder in March 2002 we reviewed the structure and strategies. We embarked on a re-structuring of Corporate and the divisions to eliminate non-essential activities, streamline decision-making, and reduce costs.

Both fixed and variable costs are down. Customer service is improved and investment in NPD and line extensions have allowed us to maintain our leading positions.

We expected to complete the major restructuring by 30 June 2004 and we have.

In the Company’s current operations we have several different types of businesses. We manufacture and market to the retail grocery trade. We also manufacture and market to the Food Service and Food Processing segments.

We operate in markets that range from high-growth to mature. This is not a “one size fits all” type of company. Our challenge was to put a structure in place, with management and strategies, to allow us to maintain and build on our very strong market positions.

Today, our highly-capable, enthusiastic management teams are implementing those business plans. These teams delivered last year and continue to deliver this year.

SNACKS, CEREALS & SOUPS

Now, I’d like to talk a little about the achievements in 2004 by business.

I will start with the Trans-Tasman Uncle Toby’s and “Blue Bird” snack business, which achieved excellent results from a broad range of initiatives aimed at optimizing in-market performance and profitability. The most important of these initiatives was to deliver innovation through new product launches. These launches were supported by capital investment of A$12 million in new technology and capacity, and an 11% increase in marketing spend.

In the year we launched a new “Flat Chip” line in New Zealand. This line provides us with a platform for innovation in this high-growth segment of the snack business.

In Australia we launched 15 new products including, Hi-Topps, Bites, Le Snak Salsa, and Roll-Ups Sours. This launch was supported by an A$8 million media campaign.

In BREAKFAST we had several areas of successful innovation. Helped by the new flavoured-oats line, the winter oats season was very strong. Under the PLUS brand we successfully launched the Crisp & Crunchy and the Lite Start products. The total of 10 new products launched included the first new brand launch for Uncle Toby’s in 5 years with the OT’s family cereal range. These launches were supported by a A$5 million marketing spend.

In SOUPS, in a major invigoration of the category we introduced 15 new products highlighted by the very successful “Classics” range.

MEADOW LEA

     Our MEADOW LEA FOODS business includes our Australia-New Zealand retail spreads, oils, salad dressings, mayonnaise, prepared meals, cake mixes and desserts, and packet flour.

Double-digit profit growth here was the result of increased focus and investment on our core brands.

We introduced new packaging and products with a full re-launch of the White Wings cake mix and dessert lines.

We updated our Praise dressings with a new easy-pour bottle, and in mayonnaise we introduced the first Lite Egg mayonnaise in the category.

In the high growth dairy blend spread segment we launched “Smooth”.

In New Zealand our share positions in the Meadow Lea range improved and our speciality olive oil spread “Olivani” reached an all time high in market share.

COMMERCIAL AND FOOD SERVICES — FATS & OILS

The ANZ Commercial and Food Services FATS & OILS business is a major supplier of edible oils and fats to food processors, restaurants, in-store bakeries, hotels, and hospitals.

The 2004 year’s profits increased for several reasons.

In New Zealand we saw improvement in commodity purchasing and growth in oils and flour and pre-mix sales. In Australia we had similar improvements in purchasing.

Additionally, we led pricing initiatives and withdrew from unprofitable contracts.

On the innovation side, we developed an improved, healthy, canola blend oil which is being adopted by McDonalds.

This business unit also took responsibility for the Asia-Pacific export business during the year.

GOODMAN FIELDER BAKING BUSINESS

The Company’s BAKING BUSINESS is the largest bread manufacturer in Australia and New Zealand. This business enjoys strong market positions with a portfolio of leading brands.

Momentum created by cost reduction efforts in the 2003 year carried through in 2004. Profits improved, costs went down, and customer service levels went up.

We continued our efforts to reduce cost through a re-structure of the sales force, improvements in distribution, consolidation of the number of products offered, and effective negotiations with major suppliers.

In the marketing area we launched the “Nature’s Fresh All Natural” range, Vogel’s Rye and Muesli breads, and new Molenberg offerings in New Zealand.

In Australia we updated packaging for the Mighty Soft range, introduced a Mighty Soft Easter Loaf, and three extensions under the Wonder White brand: Wonder White with calcium, Wonder White gold with iron, Wonder White with omega 3.

As a result of these accomplishments, we improved profitability, while maintaining our market share.

Many re-structuring and cost down activities in late 2003 gave us momentum for 2004. The 2004 year was very good, particularly in the innovation efforts. We see the 2004 results carrying us into the current financial year.

I am pleased to report the first quarter results for the current year.

As this slide indicates, 1st Quarter Sales for BPC Group, including the Yeast and Spice businesses were A$826 million, and the Group’s trading EBITDA was A$146 million.

A look at the Company with only the results of the continuing businesses shows sales of A$582 million in the 1st quarter of 2004, down slightly from 2003. The 1st Quarter EBITDA for these continuing businesses increased from A$81 million in 2003 to A$99 million in 2004.

In summary, the Group has completed a successful year with respect to operating results and strategic initiatives.

•	We completed the re-structuring of Goodman Fielder.

•	We completed the sale of Yeast and Tones.

•	We saw significant improvement in the results of the Goodman Fielder operations.

Two years ago your Company was a global Yeast and Bakery Ingredients and North American Spice business.

The Yeast and Bakery Ingredients and Tones EBITDA for 2004 was A$235 million. Net Debt two years ago was approx. A$700 million.

Today your Company is the leading ANZ food company. The Goodman Fielder EBITDA was A$350 million. Net Debt is approximately A$800 million.

In the simplest terms, in the period from 2002 to today, your Company’s EBITDA increased by over A$100 million, and shareholders’ equity increased from approximately A$460 million to approximately A$1.6 billion with a small increase in Net Debt and no additional equity required.

The Group has transformed into a position where future earnings will be higher than they might otherwise have been, the portfolio of businesses is enhanced, and the Group’s financial position is strengthened, leaving us well-positioned to continue to grow as opportunities are identified.

I am very pleased to thank all the management and employees who helped achieve this dramatic transition.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date November 5, 2004	By /s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer